SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 18)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

874054109
(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq.	Ori Solomon, Esq.
Executive Vice President and	Proskauer Rose LLP
General Counsel	1585 Broadway
Take-Two Interactive Software, Inc.	New York, NY 10036-8299
622 Broadway	(212) 969-3000
New York, NY 10012
(646) 536-2842

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                This Amendment No. 18 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17 thereto (the “Schedule 14D-9”), relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation (“EA”), to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.   On March 28, 2008, the Offer was extended to 11:59 p.m., New York City time, on Friday, April 18, 2008.  On April 18, 2008, Purchaser adjusted the purchase price to $25.74 per Share and the Offer was extended to 11:59 p.m., New York City time, on Friday, May 16, 2008.   On May 19, 2008, the Offer was extended to 11:59 p.m., New York City time on Monday, June 16, 2008.  On June 17, 2008, the Offer was extended to 11:59 p.m., New York City time on Friday, July 18, 2008.  On July 21, 2008, the Offer was extended to 11:59 p.m., New York City time on Monday, August 18, 2008.  On August 18, 2008, EA publicly announced that it would allow the Offer to expire on Monday, August 18, 2008 at 11:59 p.m., New York City time. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

                Item 4(b) is hereby amended by adding thereto the following information.

                On August 15, 2008, John Riccitiello, Chief Executive Officer of EA, called Strauss Zelnick, Executive Chairman of the Board of Directors of the Company, to discuss EA’s Offer to acquire the Company. Following discussions over the weekend between EA and the Company, EA accepted the Company’s offer to provide a management presentation to EA containing non-public information, contingent on EA executing a confidentiality agreement. The letters between the parties are filed as exhibits hereto and are incorporated herein by reference.

                On August 18, 2008, EA announced that it had accepted the Company’s offer to provide a management presentation to EA containing non-public information, and also announced that it will allow its Offer to expire on Monday, August 18, 2008 at 11:59 p.m., New York City time. On August 18, 2008, the Company issued a press release in response to EA’s announcement.

                A copy of the press release is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 9.  EXHIBITS

                Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(21)

Press Release entitled “Take-Two Interactive Software, Inc. Confirms that Electronic Arts Will Join Take-Two’s Formal Process Reviewing Strategic Alternatives and that EA’s Tender Offer Will Expire” issued August 18, 2008 by Take-Two Interactive Software, Inc.

(e)(7)	Letter from the Executive Chairman of Take-Two Interactive Software, Inc. to the Chief Executive Officer of Electronic Arts Inc. dated August 17, 2008
(e)(8)	Letter from the Chief Executive Officer of Electronic Arts Inc. to the Executive Chairman of Take-Two Interactive Software, Inc. dated August 18, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Seth D. Krauss
Seth D. Krauss
Executive Vice President and General Counsel

Dated:  August 18, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(21)

Press Release entitled “Take-Two Interactive Software, Inc. Confirms that Electronic Arts Will Join Take-Two’s Formal Process Reviewing Strategic Alternatives and that EA’s Tender Offer Will Expire” issued August 18, 2008 by Take-Two Interactive Software, Inc.

(e)(7)	Letter from the Executive Chairman of Take-Two Interactive Software, Inc. to the Chief Executive Officer of Electronic Arts Inc. dated August 17, 2008
(e)(8)	Letter from the Chief Executive Officer of Electronic Arts Inc. to the Executive Chairman of Take-Two Interactive Software, Inc. dated August 18, 2008